October 3, 2024

Hiroshi Furukawa
Chief Executive Officer
PicoCELA Inc.
2-34-5 Ningyocho, SANOS Building, Nihonbashi
Chuo-ku, Tokyo 103-0013 Japan

       Re: PicoCELA Inc.
           Amendment No.1 to Draft Registration Statement on Form F-1 Submitted September 23, 2024
           CIK No. 0002018462
Dear Hiroshi Furukawa:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 5, 2024 letter.

Amendment No.1 to Draft Registration Statement on Form F-1
Cover Page

1. Please revise your cover page and summary section to more prominently and clearly disclose that your shares and ADSs are subject to voting restrictions. Your disclosure should clearly state that only holders of at least 100 shares will be entitled to exercise voting rights, while holders of fewer than 100 shares will not be entitled to vote, and that shares will be rounded down in determining voting rights. Additionally disclose how voting rights will be determined in relation to ADS holders, and include a cross-refence to more detailed disclosure regarding ADS treatment elsewhere in your registration statement.
 October 3, 2024
Page 2

Prospectus Summary
The Offering, page 8

2. Please revise your disclosure to quantify the number of shares issuable to Spirit Advisors upon exercise of the warrant.
Risk Factors, page 9

3. Please include risk factor disclosure that addresses your ability to issue classes of stock in the future that may have greater or more senior voting rights compared to holders of your common stock. Disclose that this would have a dilutive effect to holders of your common stock.
Capitalization, page 33

4. Please disclose the total number of Common Shares issued in connection with the conversion of Class A, B and C Preferred Shares in July 2024 and the total number of
       Common Shares issued and outstanding on an as adjusted basis. Dilution, page 34

5. We note your response to prior comment 6. Please revise your dilution disclosure to include the issuance of additional Class C Preferred Shares in April 2024 in your discussion of as adjusted net tangible book value per shares and ensure that you reflect this issuance in your pro forma calculation.
6. We note that your disclosure related to the calculation of as adjusted net tangible book value per share does not include a discussion of the conversions of preferred shares that occurred in July 2024. Please revise accordingly and ensure that you reflect the conversion in your calculation.
Corporate History and Structure
Recent Development, page 36

7. We note your consulting agreement grants Spirit Advisors the right to purchase up to 3%
       of the company's common shares calculated immediately before the IPO and that it is exercisable at the time of the IPO. Please disclose here and on page 8 whether Spirit
       Advisors is subject to lock-up restrictions as part of their right to purchase shares.
       Additionally disclose whether Spirit Advisors will be granted any registration rights in relation to these shares and, if so, describe the terms thereof.
8. We note disclosure on your prospectus cover regarding the expiration without conversion of two convertible bonds. Please update the disclosure in this section, and elsewhere as appropriate, to reflect such expiration.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Sales and Marketing, page 57

9. We note your response to our prior comment 11. Please further revise to identify all significant customers, including "Customer F" referenced on page 61. October 3, 2024
Page 3
Business
Intellectual Property, page 63

10. We note your revisions in response to our prior comment 12. Please further revise your disclosure to more fully summarize the material terms of your license agreement with
       Kyushu University. Discuss, without limitation, whether and on what terms the license agreement may be (i) renewed past its current expiration date of March 31, 2025, and (ii)
       subject to earlier termination. Include risk factor disclosure regarding the material risks related to potential non-renewal or early termination on your business and financial condition and results of operation.
Related Party Transactions, page 77

11. Please update this section to additionally reflect information as of the date of the document. Refer to Item 4(a) of Form F-1 and Item 7.B of Form 20-F. Description of Share Capital
Voting Rights, page 83

12. We note your disclosure that a resolution can be adopted by a majority of the voting rights represented at the meeting; please revise to clarify whether this refers to representation both in-person and by proxy. We further note disclose that the quorum is one-third of the total number of voting rights. Given the voting restriction on your shares, please revise to clarify when such voting rights will be determined (for instance, on a record date or as of the meeting date). Additionally clarify whether the voting rights in respect of shares underlying ADSs will be counted in relation to the depositary bank or ADS holders, and describe any related procedures and timing-related considerations in this regard (for instance, an ADS record date), either here and/or in the section describing American
       Depositary Shares.
Unaudited Financial Statements as of and for the six months ended March 31, 2024 and 2023
Statements of Shareholders' Equity, page F-4

13. Please revise to include the statement of stockholders' equity for the comparative year-to-
       date period ended March 31, 2023. Refer to Rule 8-03 of Regulation S-X. General

14. We note that the number of shares represented by ADRs has yet to be determined. Please tell us how this ratio will take into account the voting restriction on your shares. For instance, will each ADR represent 100 shares in order to ensure that each ADS holder is entitled to exercise at least one vote, and that the voting rights of the depositary (as record holder) and ADS holders are congruent? If this ratio is not 1:100, include disclosure that explains how the voting rights of ADS holders will be determined, considering that the depositary bank will be the shareholder of record (and thus eligible to vote underlying shares), yet will solicit proxies from ADS holders who beneficially own individual portions of the underlying shares (and may not collectively have the same voting rights the depositary would have). To the extent that your ADS program and 100-share voting restriction effectively give rise to disparate voting effects as between ADS holders and shareholders, please discuss this and include risk factor disclosure as appropriate.
 October 3, 2024
Page 4

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing